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                         Filed by Accelerated Networks Inc. pursuant to Rule 425
                                                under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                             Subject Company Occam Networks Inc.
                                                  Commission File No.: 000-30741


[ACCELERATED NETWORKS LOGO]                                [OCCAM NETWORKS LOGO]


Contact:

Trudy M. Self
Accelerated Networks, Inc.
805-553-9680 x409
investorrelations@acceleratednetworks.com


Daphne Page                                      JoAnne Martz
Corporate Communications                         Investor Relations
Occam Networks Inc.                              Occam Networks Inc.
805-692-2919                                     805-692-2990
dpage@occamnetworks.com                          invrel@occamnetworks.com



                Accelerated Networks and Occam Networks to Merge

     Companies Join Forces to Penetrate the ILEC Market with a Comprehensive
                         Broadband Local Loop Solution


MOORPARK, Calif. and SANTA BARBARA, Calif.- November 12, 2001 - Accelerated Networks, Inc. (Nasdaq: ACCL), a developer of multi-service broadband access solutions for communications service providers, and Occam Networks Inc., a privately held supplier of Broadband Loop Carrier access equipment to global telecommunications service providers, today announced that they have entered into a definitive merger agreement. The merger agreement has been approved by the boards of directors of both companies and by a special committee of the board of directors of Accelerated Networks.

Under the terms of the agreement, upon consummation of the merger, Occam stockholders will receive shares of Accelerated Networks common stock, and Occam option holders and warrant holders will receive options and warrants in Accelerated Networks, collectively representing approximately 68 percent of Accelerated Networks on a fully diluted basis. Collectively, the companies currently have over $44 million in cash. In conjunction with the merger, the combined entity will receive an additional $10 million in cash and a $10 million funding commitment.

The transaction, which will be accounted for as a purchase, is expected to close in the first quarter of 2002, subject to the satisfaction of certain customary closing conditions,


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including the approval of the stockholders of both companies. Stockholders of each company holding in excess of the percentage required to approve the merger have entered into voting agreements irrevocably agreeing to vote in favor of, and otherwise support, the merger.

Upon consummation of the merger, Kumar Shah, president and chief executive officer of Occam Networks, is expected to be named president and chief executive officer of Accelerated Networks, and the directors and officers of Accelerated Networks are expected to be composed primarily of current directors and officers of Occam Networks. One member of Accelerated Networks' current board of directors, or another designee will continue as a member of the board following the merger. Accelerated Networks will continue to trade on the Nasdaq Small Cap market. The company name is expected to change to Occam Networks Inc., and the company will locate its headquarters in Santa Barbara, Calif.

"After undertaking a thorough investigation of the strategic options available to Accelerated Networks, we came to the conclusion that the merger with Occam offered the best potential to maximize long-term stockholder value," said Gary
J. Sbona, chairman and chief executive officer of Accelerated Networks.

"Combining the technology, key development personnel, and financial resources of the two companies will enable us to accelerate implementation of our business plan," said Kumar Shah, president and CEO of Occam Networks. "This is an enviable position given the downturn in the telecommunications industry."

"Mass-scale deployment of broadband access is one of the key driving forces in telecommunications today, a force that will be pivotal in leading the industry out of the worst slowdown we have witnessed in more than a decade," said Shah. "Occam has established a highly-differentiated, technology leadership position in the loop carrier market with a softswitch-ready, scalable, packet-based broadband access platform."

"With the strength and resources of the two companies backing our business plan, we believe we will emerge upon completion of the merger as one of the best-positioned companies in the broadband access market," Shah said. "Existing customers will receive support today and a stronger product offering and solution set moving forward."

About Occam Networks Inc.

Occam Networks Inc. develops and markets a suite of Broadband Loop Carriers, cost-effective, next-generation access platforms that enable Incumbent Local Exchange Carriers (ILECs) to overcome the limitations of today's local loop and profitably deliver a variety of traditional and packet voice, broadband and IP services. Privately held Occam Networks was founded in 1999. Since its inception, the company has secured approximately $51 million in financing from private investors, including U.S. Venture


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Partners, New Enterprise Associates, Windward Ventures, Norwest Venture
Partners, Crescent Ventures, Hook Partners and The Anschutz Group. The company is headquartered in Santa Barbara, Calif. Additional information about the company can be found at www.occamnetworks.com.

About Accelerated Networks, Inc.

Accelerated Networks, headquartered in Moorpark, Calif. designs and develops multi-service broadband access products that enable telecommunications service providers to bundle voice and data services over a single broadband access network. These products are designed to allow service providers to efficiently and cost-effectively deliver and manage secure multi-service broadband access services using DSL, T1/E1, NxT1/E1, or DS3/OC-3 technologies. Accelerated's products also allow service providers to leverage emerging technologies such as voice over broadband (VoB) and frame relay over DSL (FRoDSL) over a single broadband access network. Accelerated Networks offers a broad range of customer premises integrated access devices (IADs). Its AN-32 Integrated Access Device
(IAD) was named Network Magazine's Local Loop Access Device product of the year. For additional information, please visit www.acceleratednetworks.com.
                                         ---------------------------

Forward-Looking Statements

All statements made in this release, other than statements of historical fact, are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "will," "guidance" and similar expressions typically are used to identify forward-looking statements. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the businesses of Accelerated Networks and Occam Networks and the industries and markets in which the companies operate. Those statements are not guarantees of future performance and involve risks, uncertainties and assumptions that will be difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied by those forward-looking statements. Factors that may affect Accelerated Networks' and Occam Networks' businesses, financial condition and operating results include the effects of changes in the economy, consumer spending, the stock market and the industries in which they operate generally, changes affecting the Internet and e-commerce, the ability of the companies to maintain relationships with strategic partners and suppliers, the ability of the companies to timely and successfully develop, maintain and protect their technology and product and service offerings and execute operationally and the ability of the companies to attract and retain qualified personnel. These factors may also include, but are not limited to, general market conditions affecting communications service providers' purchase of equipment, changes in service providers' business models, the rate customers deploy their networks, our customers' ability to secure financing, the timing of order and shipments of products, mix of products sold, changes in the prices of our components, ability to maintain production volumes and secure key components our ability to develop new products to meet market demand, and the effects of natural disasters, international conflicts and other events beyond our control. More information about potential factors that could affect Accelerated Networks can be found in its most recent Form 10-K, Form 10-Q and other reports and statements filed by Accelerated Networks with the Securities and Exchange Commission

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("SEC"). Each of Accelerated Networks and Occam Networks expressly disclaims any intent or obligation to update those forward-looking statements, except as otherwise specifically stated by it.

Additional Information and Where to Find It

Accelerated Networks plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and both companies expect to mail a Prospectus/Proxy Statement to their respective stockholders containing information about the merger. Investors and stockholders of Accelerated Networks and Occam Networks are urged to read the Registration Statement and Prospectus/Proxy Statement carefully when they are available. The Registration Statement and the Prospectus/Proxy Statement will contain important information about the companies, the merger and related matters. Investors and stockholders will be able to obtain free copies of these documents through the Web site maintained by the SEC at http://www.sec.gov. Free copies of the Prospectus/Proxy Statement and
           ------------------
these other documents may also be obtained from Accelerated Networks by directing a request through the Accelerated Networks Web site at http://www.acceleratednetworks.com or by mail to Accelerated Networks, Inc.,
----------------------------------
Attention: Ron Hughes, Corporate Counsel.

In addition to the Registration Statement and the Prospectus/Proxy Statement, Accelerated Networks files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Accelerated Networks at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Accelerated Networks' filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.
                         ------------------

Interests of Certain Persons in the Merger

The directors and executive officers of Accelerated Networks and Occam Networks have interests in the merger, some of which may differ from, or may be in addition to, those of the stockholders of Accelerated Networks and Occam Networks generally. A description of the interests that the directors and executive officers of the companies have in the merger will be available in the Prospectus/Proxy Statement.

Solicitation of Proxies

Accelerated Networks and Occam Networks, their respective directors, executive officers and certain other members of their management and employees may be soliciting proxies from stockholders of Accelerated Networks and Occam Networks in favor of the merger. Information concerning the participants will be set forth in the Prospectus/Proxy Statement when it is filed with the SEC.